


SECU[...] [...]SION


SEC
Mail Processing
Section
FEB 09 2012
Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Wise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 100
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Jager (949) 852-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haskell & White LLP
(Name – *if individual, state last, first, middle name*)

8001 Irvine Center Drive, Suite 300	Irvine	California	92618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

C.D
2/10/12

OATH OR AFFIRMATION

I, Fred Jager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On Feb 2, 2012 before me, Alicia L. Chai, Notary Public,
(Here insert name and title of the officer)

personally appeared Fred Jager,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

ALICIA L. CHAI
Commission No. 1912542
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires NOVEMBER 8, 2014

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

Hunter Wise Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

As of and for the Year Ended December 31, 2011

Financial Statements
(with Report of the Independent Registered Public Accounting Firm)


Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

As of and for the Year Ended December 31, 2011

HUNTER WISE SECURITIES, LLC

Table of Contents


HASKELL
&
WHITE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management and Member
Hunter Wise Securities, LLC

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
January 30, 2012


The Leading Edge Alliance

member

8001 IRVINE CENTER DRIVE
SUITE 300 • IRVINE, CA 92618
949.450.6200 FAX 949.450.6201
www.hwcpa.com

HUNTER WISE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash	$	113,201
Commissions receivable (Note 1)		503,064
Prepaid expenses and other assets		94,962
Total assets	$	711,227

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	16,000
Commissions payable (Note 1)		419,758
Total liabilities		435,758
Commitments and contingencies (Note 3)		
Member's equity		275,469
Total liabilities and member's equity	$	711,227

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2011

Revenue:		
Commission income	$	3,134,725
Investment advisory fees		5,000
Related party commission income (Note 2)		37,500
Total revenue		3,177,225
Expenses:		
Brokerage fees (Note 2)		2,606,328
Professional fees		28,508
Management fees (Note 2)		36,000
Other expenses		49,310
Total expenses		2,720,146
Net income	$	457,079

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance at December 31, 2010	$ 148,390
Distributions to member	(330,000)
Net income	457,079
Balance at December 31, 2011	$ 275,469

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 457,079
Increase (decrease) in cash from changes in assets and liabilities:	
Commissions receivable	(502,064)
Prepaid expenses and other assets	25,160
Accounts payable and accrued expenses	419,758
Commissions payable	(22,913)
Net cash provided by operating activities	377,020
Cash flows from financing activities:	
Distributions to member	(330,000)
Net cash used in financing activities	(330,000)
Net increase in cash and cash equivalents	47,020
Cash and cash equivalents, beginning of year	66,181
Cash and cash equivalents, end of year	$ 113,201
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 9,500

See accompanying notes to financial statements.

Notes to Financial Statements
As of and for the Year Ended December 31, 2011

1. Basis of Presentation and Summary of Significant Accounting Policies

Business Structure and Nature of Operations

Hunter Wise Securities, LLC (the "Company"), was organized in the State of California on May 1, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company's focus is maximizing corporate value through facilitating liquidity events ranging from raising equity and placing debts to the sale of privately owned businesses and small-cap public companies.

The Company's sole member is Hunter Wise Financial Group, LLC (the "Parent").

The Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. The Parent has elected to be treated as a partnership for income tax purposes. Therefore, the members of the Parent are taxed on their shares of the Company's taxable income and no provision or liability for Federal income taxes is included in these financial statements. The Company is subject to gross receipts taxes and franchise fees in the State of California. Such taxes and fees are not material to the financial statements.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Investment advisory fee revenue is recognized as earned on a pro rata basis over the term of the contract. Commission revenue and brokerage fees are recorded on a sale-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined and collectible.

1. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Revenue and Expenses (continued)

Certain revenue and commission agreements are signed jointly by the Company and Parent. The terms of the contracts generally do not specify the allocation of compensation between the Company and the Parent. The Parent, as sole member, directs the amount of revenue and commissions allocated to each entity. Generally, success fees are allocated to the Company and advisory fees and any additional equity consideration, such as stock and/or warrants, are allocated to the Parent. However, as the sole member, the Parent has complete discretionary authority in determining the allocation.

Cash

For purposes relating to the statement of cash flows and classification on the statement of financial condition, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in major banks. At various times during the year ended December 31, 2011, the Company's cash balances exceeded the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced and does not anticipate any losses relating to these amounts.

Commissions Receivable and Payable

Commissions receivable and payable as of December 31, 2011 were a result of previously completed transactions. Brokerage commissions are not payable, by contract, until corresponding commission income due to the Company has been collected. As such, commissions receivable in excess of corresponding commissions payable as of December 31, 2011, which were not collected timely were considered non-allowable assets in the Company's computation of net capital requirements. See Note 3 and Supplemental Schedule I.

Of the $503,064 commissions receivable as of December 31, 2011, $173,064 was collected timely. The remaining commission receivable of $330,000 has been outstanding in excess of 30 days and is expected to be collected over time. In connection with this receivable, there is a related commission payable of $264,000, which is not payable until the commission receivable is collected. Therefore, the $66,000 excess of the receivable over the payable was considered a non-allowable asset as of December 31, 2011.

Subsequent Events

The Company's management evaluated subsequent events through January 30, 2011.

2. Related Party Transactions

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2011 the Company incurred $36,000 in administrative expenses paid to the Parent.

The Company incurred brokerage fees of $2,606,328 for the year ended December 31, 2011 of which $759,280 was paid to the Parent.

The Company also received $37,500 in investment advisory fees during the year ended December 31, 2011 from a limited liability company in which the Parent is a member.

3. Commitments and Contingencies

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counter-party or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counter-parties.

Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day.

As of December 31, 2011, the Company had net capital of $114,507, which was $85,456 in excess of its required net capital of $29,051; and the Company's ratio of aggregate indebtedness ($435,758) to net capital was 3.81 to 1, which is less than the 15 to 1 maximum ration allowed for a broker/dealer. See Supplemental Schedule I.



SUPPLEMENTAL INFORMATION

HUNTER WISE SECURITIES, LLC

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of Net Capital

Total member's equity		$ 275,469
Non-allowable assets:		
Commissions receivable in excess of corresponding commissions payable (See Note 1 to the Financial Statements)	(66,000)	
Prepaid expenses and other assets	(94,962)	
Total non-allowable assets		(160,962)
Net capital		114,507

Computation of Net Capital Requirements

Minimum net capital requirements (6 2/3 percent of net aggregate indebtedness)	29,051	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(29,051)
Excess net capital		$ 85,456
Ratio of aggregate indebtedness to net capital	3.81 : 1	

Reconciliation with Part II of Form X-17A-5 as of December 31, 2011

Net capital, as reported in the part II (unaudited) FOCUS report	$ 97,201
Allowable assets incorrectly reported as non-allowable-	
Difference due to offsetting various asset accounts against related liabilities	17,306
Net capital per the preceding	$ 114,507

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2011

A computation of reserve requirement is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 As of December 31, 2011

Information relating to possession or control requirements is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.

Schedule of Assessment and Payments
Required by SEC Rule 17a-5(e)(4)


Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

For the Year Ended December 31, 2011

HUNTER WISE SECURITIES, LLC

Table of Contents


HASKELL
&
WHITE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION

To Management and Member
Hunter Wise Securities, LLC
2361 Campus Drive, Suite 100
Irvine, CA 92612

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Hunter Wise Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (as originally filed and as amended) for the year ended December 31, 2011 with respective cash disbursement records entries (check copies and bank statements, as applicable), noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 (as originally filed and as amended) for the year ended December 31, 2011, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as originally filed and as amended) for the year ended December 31, 2011, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

8001 IRVINE CENTER DRIVE
SUITE 300 • IRVINE, CA 92618
949.450.6200 FAX 949.450.6201
www.hwcpa.com


LEA
global
leading edge alliance

12707 HIGH BLUFF DRIVE
SUITE 200, SAN DIEGO, CA 92130
858.350.4215 FAX 858.350.4218
www.hwcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
January 30, 2012

HUNTER WISE SECURITIES, LLC

Schedule of Assessment and Payments
Required Under Rule 17a-5(e)(4)

For the Year Ended December 31, 2011

General assessment per Form SIPC-7		$ 7,943
Less: payments		
July 29, 2011 with Form SIPC-6	$ (5,056)	
January 17, 2012 with Form SIPC-7 (as originally filed)	(2,062)	
January 30, 2012 with Form SIPC-7 (as amended)	(825)	
Total payments		(7,943)
Total assessment balance due		$ -

See independent accountants' report.

EXHIBIT

AMENDED

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052660 FINRA DEC
HUNTER WISE SECURITIES LLC 23*23
2361 CAMPUS DR STE 100
IRVINE CA 92612-1423

SEC # 8-52660 12/31/2011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Fred G. Jager (949) 852-1700

2. A. General Assessment (item 2e from page 2) $ 7,943

B. Less payment made with SIPC-6 filed (exclude interest) (5,056)
July 29, 2011
Date Paid

C. ~~Less prior overpayment applied~~ (2,062)
Amount paid with originally filed SIPC-7 (see attached copy)

D. Assessment balance due or (overpayment) 825

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 825

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 825

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Wise Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President and CEO
(Title)

Dated the 30 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See independent accountants' report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,177,225
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,847,225
2e. General Assessment @ .0025	$ 7,943
	(to page 1, line 2.A.)

See independent accountants' report.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On Jan 30, 2012 before me, Alicia L Chai,
(Here insert name and title of the officer)

personally appeared Fred G Jager,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

ALICIA L. CHAI
Commission No. 1912542
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires NOVEMBER 8, 2014

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

2009 Version CAPA v12.10.07 800-873-9865 www.NotaryClasses.com

See independent accountants' report.

As Originally Filed

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052660 FINRA DEC
HUNTER WISE SECURITIES LLC 23*23
2361 CAMPUS DR STE 100
IRVINE CA 92612-1423

SEC # 8-52660 12/31/2011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Fred G. Jager (949) 852-1700

2. A. General Assessment (item 2e from page 2)		$ 7,118
B. Less payment made with SIPC-6 filed (exclude interest) July 29, 2011 (Date Paid)		(5,056)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		2,062
E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,062
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,062	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Wise Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President and CEO
(Title)

Dated the 17 day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

See independent accountants' report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

As Originally Filed

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,847,225
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,847,225
2e. General Assessment @ .0025	$ 7,118
	(to page 1, line 2.A.)

See independent accountants' report.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

See independent accountants' report.

County of Orange

On Jan 17, 2012 before me, Brian L Huang, Notary Public,
(Here insert name and title of the officer)

personally appeared Fred G. Jager,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

BRIAN L. HUANG
COMM. # 1896886
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires July 25, 2014

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date _________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

See independent accountants' report.

Report on Internal Control Required by SEC Rule 17a-5(g)(1)


Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

As of and for the Year Ended December 31, 2011


HASKELL
&
WHITE LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Management and Member
Hunter Wise Securities, LLC

In planning and performing our audit of the financial statements of ***Hunter Wise Securities, LLC*** ("The Company") as of and for the year ended December 31, 2011, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8001 IRVINE CENTER DRIVE
SUITE 300 • IRVINE, CA 92618
949.450.6200 FAX 949.450.6201
www.hwcpa.com


LEA
global
leading edge alliance

12707 HIGH BLUFF DRIVE
SUITE 200, SAN DIEGO, CA 92130
858.350.4215 FAX 858.350.4218
www.hwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Hunter Wise Securities, LLC as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated January 30, 2012. A description of the material weaknesses that has come our attention and corrective action is as follows:

Information and Communication System – Recording Transactions

The Company's information and communication system relevant to financial reporting objectives, consisting of procedures to initiate, authorize, record, process and report transactions and to maintain accountability for the related assets, liabilities and member's equity was materially inadequate, specifically with respect to recording transactions. Recording includes identifying and capturing the relevant information for transactions or events.

During our auditing procedures, we noted there was a lack of centralized understanding of events and transactions between the accounting and operations departments. Operations did not properly communicate, on a timely basis, the nature of a specific transaction in sufficient detail to permit accounting to properly value, classify and record the transaction in the correct accounting period, which affected financial reporting with respect to both the Company's financial statements and calculations of its net capital requirement and aggregate indebtedness ratio. Additionally, this resulted in a material audit adjustment (recorded by the Company's management).

In order to correct the material inadequacies in the Company's information and communication system described above, the Company's management has resolved to institute a new procedure, effective immediately, whereby operations and accounting

meet monthly to discuss specificities of each revenue generating transaction in detail to ensure that all the relevant, underlying facts are communicated to the accounting department.

Additionally, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance under separate cover on January 30, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except for the material weakness described above, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

* * * * * * * *

This report is intended solely for the information and use of the management and member of ***Hunter Wise Securities, LLC***, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
January 30, 2012